Exhibit 99.1

VILLAGE SUPER MARKET, INC.
REPORTS RESULTS FOR THE SECOND QUARTER ENDED
JANUARY 24, 2026

Contact:	John Van Orden, CFO
(973) 467-2200
villageinvestorrelations@wakefern.com
Springfield, New Jersey – March 3, 2026 – Village Super Market, Inc. (NSD-VLGEA) today reported its results of operations for the second quarter ended January 24, 2026.

Second Quarter of Fiscal 2026 Highlights
•Net income of $17.9 million, an increase of 6% compared to $16.9 million in the second quarter of the prior year
•Sales increased 6.9% and same store sales increased 4.8%
•Same store digital sales increased 15%

Year-To-Date Fiscal 2026 Highlights
•Net income of $29.9 million, an increase of 1% compared to $29.7 million in the prior year-to-date period
•Adjusted net income of $30.1 million, an increase of 1% compared to adjusted net income of $29.7 million in the prior year-to-date period
•Sales increased 5.7% and same store sales increased 3.7%
•Same store digital sales increased 15%

Second Quarter of Fiscal 2026 Results
Sales were $641.0 million in the 13 weeks ended January 24, 2026 compared to $599.7 million in the 13 weeks ended January 25, 2025. Sales increased due to an increase in same store sales of 4.8% and the opening of the Watchung, NJ replacement store on April 9, 2025. Same store sales increased due primarily to significantly higher sales in the last week of the second quarter of fiscal 2026 as customers prepared for Winter Storm Fern, as well as digital sales growth, continued growth in recently replaced or remodeled stores and higher fresh and pharmacy sales. These increases were partially offset by cannibalization of existing stores from the Watchung replacement store opening and recent competitive store openings. Excluding the estimated impact of Winter Storm Fern, same store sales increased 1.4% in the 13 weeks ended January 24, 2026 compared to the 13 weeks ended January 25, 2025. New stores, replacement stores and stores with banner changes are included in same store sales in the quarter after the store has been in operation for four full quarters. Store renovations and expansions are included in same store sales immediately.

Gross profit as a percentage of sales decreased to 28.06% in the 13 weeks ended January 24, 2026 compared to 28.35% in the 13 weeks ended January 25, 2025 due primarily to lower patronage dividends and other rebates received from Wakefern (.42%), an unfavorable change in product mix (.07%) and increased promotional spending (.03%), partially offset by increased departmental gross margin percentages (.21%) and decreased warehouse assessment charges from Wakefern (.02%). Gross profit in both the 13 weeks ended January 24, 2026 and January 25, 2025 were favorably impacted by receipt of patronage dividends from Wakefern greater than estimated amounts accrued in both the second quarter of fiscal 2026 (.32%) and fiscal 2025 (.62%).

Operating and administrative expense as a percentage of sales decreased to 23.07% in the 13 weeks ended January 24, 2026 compared to 23.22% in the 13 weeks ended January 25, 2025. The decrease in Operating and administrative expenses is due primarily to lower employee costs (.40%), lower advertising costs (.15%) and lower occupancy costs (.08%), partially offset by increased external service, technology, legal and other professional fees (.15%), increased weather-related maintenance costs (.13%), higher facility insurance costs (.11%) and increased store pre-opening costs (.06%). Employee and occupancy costs as a percentage of sales decreased due primarily to operating leverage as a result of significantly higher sales in the last week of the second quarter as a result of Winter Storm Fern.

Depreciation and amortization expense decreased in the 13 weeks ended January 24, 2026 compared to the comparative prior year fiscal period due primarily to timing of capital expenditures.

Exhibit 99.1

Interest expense decreased in the 13 weeks ended January 24, 2026 compared to the comparative prior year fiscal period due primarily to lower average outstanding debt balances.

Interest income decreased in the 13 weeks ended January 24, 2026 compared to the comparative prior year fiscal period due primarily to lower interest rates on variable rate notes receivable from Wakefern and demand deposits invested at Wakefern.

The Company's effective income tax rate was 30.7% in the 13 weeks ended January 24, 2026 compared to 31.1% in the 13 weeks ended January 25, 2025.

Year-To-Date Fiscal 2026 Results

Sales were $1.224 billion in the 26 weeks ended January 24, 2026 compared to $1.157 billion in the 26 weeks ended January 25, 2025. Sales increased due to an increase in same store sales of 3.7% and the opening of the Watchung, NJ replacement store on April 9, 2025. Same store sales increased due primarily to significantly higher sales in the last week of the second quarter of fiscal 2026 as customers prepared for Winter Storm Fern, as well as digital sales growth, continued growth in recently replaced or remodeled stores and higher fresh and pharmacy sales. These increases were partially offset by cannibalization of existing stores from the Watchung replacement store opening and recent competitive store openings. Excluding the estimated impact of Winter Storm Fern, same store sales increased 2.0% in the 26 weeks ended January 24, 2026 compared to the 26 weeks ended January 25, 2025.

Gross profit as a percentage of sales decreased to 28.18% in the 26 weeks ended January 24, 2026 compared to 28.68% in the 26 weeks ended January 25, 2025 due primarily to lower patronage dividends and other rebates received from Wakefern (.36%), an unfavorable change in product mix (.08%) and increased promotional spending (.05%). Gross profit in both the 26 weeks ended January 24, 2026 and January 25, 2025 were favorably impacted by receipt of patronage dividends from Wakefern greater than estimated amounts accrued in both the second quarter of fiscal 2026 (.17%) and fiscal 2025 (.32%).

Operating and administrative expense as a percentage of sales decreased to 23.65% in the 26 weeks ended January 24, 2026 compared to 23.91% in the 26 weeks ended January 25, 2025. Adjusted operating and administrative expenses decreased to 23.62% in the 26 weeks ended January 24, 2026 compared to 23.91% in the 26 weeks ended January 25, 2025. The decrease in Adjusted operating and administrative expenses is due primarily to lower employee costs (.37%), lower short-term rental income (.10%), lower advertising costs (.10%) and lower occupancy costs (.09%), partially offset by increased external service, technology, legal and other professional fees (.13%), increased repair and weather-related maintenance costs (.13%), increased store pre-opening costs (.09%) and higher facility insurance costs (.05%). Employee and occupancy costs as a percentage of sales decreased due primarily to operating leverage as a result of significantly higher sales in the last week of the second quarter as a result of Winter Storm Fern.

Depreciation and amortization expense decreased in the 26 weeks ended January 24, 2026 compared to the comparative prior year fiscal period due primarily to timing of capital expenditures.

Interest expense decreased in the 26 weeks ended January 24, 2026 compared to the comparative prior year fiscal period due primarily to lower average outstanding debt balances.

Interest income decreased in the 26 weeks ended January 24, 2026 compared to the comparative prior year fiscal period due primarily to lower interest rates on variable rate notes receivable from Wakefern and demand deposits invested at Wakefern.

The Company's effective income tax rate was 31.0% in the 26 weeks ended January 24, 2026 compared to 31.1% in the 26 weeks ended January 25, 2025.

Village Super Market operates a chain of 34 supermarkets in New Jersey, New York, Maryland and Pennsylvania under the ShopRite and Fairway banners and three Gourmet Garage specialty markets in New York City.

Exhibit 99.1

Forward Looking Statements

All statements, other than statements of historical fact, included in this Press Release are or may be considered forward-looking statements within the meaning of federal securities law. The Company cautions the reader that there is no assurance that actual results or business conditions will not differ materially from future results, whether expressed, suggested or implied by such forward-looking statements. The Company undertakes no obligation to update forward-looking statements to reflect developments or information obtained after the date hereof. The following are among the principal factors that could cause actual results to differ from the forward-looking statements: general economic conditions; competitive pressures from the Company's operating environment; the ability of the Company to maintain and improve its sales and margins; the ability to attract and retain qualified associates; the availability of new store locations; the availability of capital; the liquidity of the Company; the success of operating initiatives; consumer spending patterns; the impact of changing energy prices; increased cost of goods sold, including increased costs from the Company's principal supplier, Wakefern; disruptions or changes in Wakefern's operations; the results of litigation; the results of tax examinations; the results of union contract negotiations; competitive store openings and closings; the rate of return on pension assets; labor shortages; disruptions to supply chains; and other factors detailed herein and in the Company's filings with the SEC.

We provide non-GAAP measures, including Adjusted net income and Adjusted operating and administrative expenses as management believes these supplemental measures are useful to investors and analysts. These non-GAAP financial measures should not be reviewed in isolation or considered as a substitute for our financial results as reported in accordance with GAAP, nor as an alternative to net income, operating and administrative expense or any other GAAP measure of performance. We believe Adjusted net income and Adjusted operating and administrative expense are useful to investors because they provide supplemental measures that exclude the financial impact of certain items that affect period-to-period comparability. Management and the Board of Directors use these measures as they provide greater transparency in assessing ongoing operating performance on a period-to-period basis. Other companies may have different definitions of Non-GAAP Measures and provide for different adjustments, and comparability to the Company's results of operations may be impacted by such differences. The Company's presentation of Non-GAAP Measures should not be construed as an implication that its future results will be unaffected by unusual or non-recurring items.

Exhibit 99.1

VILLAGE SUPER MARKET, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands, except per share amounts) (Unaudited)

	13 Weeks Ended		26 Weeks Ended
	January 24, 2026	January 25, 2025	January 24, 2026	January 25, 2025

Sales	$640,959	$599,651	$1,223,552	$1,157,347
Cost of sales	461,081	429,645	878,723	825,463
Gross profit	179,878	170,006	344,829	331,884

Operating and administrative expense	147,886	139,254	289,332	276,774
Depreciation and amortization expense	8,529	8,602	16,934	16,985
Operating income	23,463	22,150	38,563	38,125

Interest expense	847	982	1,709	1,972
Interest income	(3,176)	(3,356)	(6,444)	(6,972)
Income before income taxes	25,792	24,524	43,298	43,125

Income taxes	7,920	7,628	13,425	13,428
Net income	$17,872	$16,896	$29,873	$29,697

Net income per share:
Class A common stock:
Basic	$1.34	$1.27	$2.25	$2.23
Diluted	1.21	1.14	2.02	2.01

Class B common stock:
Basic	$0.87	$0.82	$1.46	$1.45
Diluted	0.87	0.82	1.46	1.45

Gross profit as a % of sales	28.06%	28.35%	28.18%	28.68%
Operating and administrative expense as a % of sales	23.07%	23.22%	23.65%	23.91%

Exhibit 99.1

VILLAGE SUPER MARKET, INC.
RECONCILIATION OF NON-GAAP MEASURE
(In thousands) (Unaudited)

The following table reconciles Net income to Adjusted net income and Operating and administrative expenses to Adjusted operating and administrative expenses:

	26 Weeks Ended
	January 24, 2026	January 25, 2025
Net Income	$29,873	$29,697

Adjustments to Operating and Administrative Expenses:
Pension settlement charge (1)	338	—

Adjustments to Income Taxes:
Tax impact of special items	(105)	—

Adjusted net income	$30,106	$29,697

Operating and administrative expenses	$289,332	$276,774
Adjustments to operating and administrative expenses	(338)	—
Adjusted operating and administrative expenses	$288,994	$276,774
Adjusted operating and administrative expenses as a % of sales	23.62%	23.91%

(1)Fiscal 2026 pension settlement charges relate to the termination of a company-sponsored plan.